Exhibit 99.(III)

FOR IMMEDIATE RELEASE

             BANCO LATINOAMERICANO DE EXPORTACIONES S.A. ("BLADEX")

                  SHAREHOLDERS APPROVE EXPANSION OF THE BOARD;
                      GONZALO MENENDEZ DUQUE NAMED CHAIRMAN

Panama City, Republic of Panama, April 19, 2002 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, announced today that shareholders had approved the four proposals presented at the annual shareholders' meeting held on April 16, 2002.

Shareholders approved a proposal to amend Article 12 of the Articles of Incorporation of the Bank, which increased the total number of directors from nine to ten and increased the number of directors who may be elected by the holders of the Class A shares from two to three. As a result, Miguel Gomez of Banco de Comercio Exterior de Colombia was elected the new Class A director with a term expiring in 2005.

Shareholders also approved the election of the following four directors to represent the indicated classes of the Bank's common stock, each for a three-year term:

Class A: Guillermo Guemez, Banco de Mexico (re-elected);

Class B: Ernesto Bruggia, Banco de la Provincia de Buenos Aires (re-elected)
         Valentin Hernandez, Citibank, N.A. (USA) (re-elected); and

Class E: Mario Covo, Finaccess International, Inc. (USA) (re-elected).

In a meeting of the new Board of Directors following the shareholders' meeting, Gonzalo Menendez Duque of Banco de Chile was elected Chairman of the Board of Directors, replacing Sebastiao Toledo Cunha, who remains a director.

Shareholders also approved the appointment of KPMG Peat Marwick as independent auditors for the year ending December 31, 2002 and approved the financial statements for the year ended December 31, 2001.

                                   * * * * *

--------------------------------------------------------------------------------

For further information, please access our Web site on the Internet at www.blx.com or call:

     Carlos Yap S.
     Vice President, Finance and Performance Management
     BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
     Head Office
     Calle 50 y Aquilino de la Guardia
     Apartado 6-1497 El Dorado
     Panama City, Republic of Panama
     Tel No. (507) 210-8581
     Fax No. (507) 269 6333
     E-mail Internet address: cyap@blx.com

- Or -

     William W. Galvin
     The Galvin Partnership
     76 Valley Road
     Greenwich, CT 06807
     U.S.A.
     Tel No. (203) 618-9800
     Fax No. (203) 618-1010
     E-mail Internet address: wwg@galvinpartners.com

--------------------------------------------------------------------------------